UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04020872

March 15, 2004

Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/15/2004

Dear Mr. Simon:

This is in response to your letters dated March 28, 2003 and April 25, 2003. In those letters, you requested the Commission's view on the Division of Corporation Finance's March 10, 2003 no-action letter regarding a shareholder proposal that you submitted to Advanced Fibre Communications, Inc.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

898805

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

March 28, 2003

BY FEDERAL EXPRESS

Alan L. Beller
Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Submission of the Staff No-Action Letters to Advanced Fiber Communications, Inc and PeopleSoft, Inc (March 10 and 14, 2003) to the Full Commission for Review

Dear Mr. Beller:

On March 10 and 14, 2003, respectively, the Division of Corporation Finance staff ("Staff") issued no-action letters (the "No-Action Letters") to PeopleSoft, Inc. and Advanced Fiber Communications, Inc. (collectively, "the Companies"), as to identical shareholder proposals (the "Proposals") that the New York City Pension Funds (the "Funds") submitted to the Companies. The Proposals called for the Companies to establish channels for shareholders to communicate directly with non-management directors. The No-Action letters, both written by the same Staff attorney, advised that on "ordinary business" grounds, the Staff would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Companies omitted the Proposals from the proxy statements for their 2003 annual meetings of shareholders. Yet the Commission itself has recently stated in an analogous area, "There must also be frank, open and clear channels of communication so that information can reach the audit committee." Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The No-Action Letters run counter to the emphasis of the Commission and other regulators on the need for meaningful director independence. We respectfully request that the Division submit both Staff decisions to the full Commission for review.

I. Basis of the Request for Commission Review

Pursuant to Section 202.1(d) of the SEC Rules of Practice, the Commission may review issues "which involve matters of substantial importance and where the issues are novel or highly complex." We believe that the issuance of the No-Action Letters, which allow the Companies, on "ordinary business" grounds, to avoid a vote on communications with non-management directors, involves a matter of substantial importance to all shareholders and meets the standard for Commission review. To redress the investor crisis of confidence, Congress, the Commission, the NYSE and the NASD have all mandated that non-management directors be empowered to act independently, in such areas as audits, nominations, and compensation. To carry out those duties, non-management directors need access to information that is not filtered by the very management whom they are charged to oversee. Independent channels of communication with shareholders and others would help meet that need. It is ironic that the Companies' managements have not only failed to provide that access, but now also seek to prevent shareholders from communicating their views through a vote on that matter.

In these significant cases of first impression, the Companies should be told that they do risk possible enforcement action if they prevent shareholders from voting on proposals that seek to effect the increased corporate accountability that the Sarbanes-Oxley Act and subsequent regulation now demand.

II. The Proposals

The two identical Proposals begin by summarizing accurately the listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them.* They then reference a 1994 academic study on the subject, and mention briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The resolved clause is followed by a short statement in support which emphasizes the

---

* The No-Action Letters, which append the Proposals and the parties' letters to the Division, are attached hereto.

need, following scandals in other companies, to restore investor confidence in the U.S. capital markets by improving relations between shareholders and directors.

In their respective letters of January 19 and February 4, 2003, the Companies requested that the Staff not recommend enforcement action to the Commission if the Companies omitted the Proposal under Rule 14a-8(i)(7) of the Securities Exchange Act of 1934 (ordinary business), among other grounds.

III. The Proposals Are Not Excludable as Ordinary Business

The Commission's Releases and recent public policy developments make it clear that the Companies cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposals that there be direct communications with independent directors. Investors have recently seen unprecedented corporate scandals; the passage of the Sarbanes-Oxley Act; new regulation by the SEC, NASD, and NYSE as to director independence; and new NYSE listing standards that specifically require of NYSE companies the very communications that the Funds suggest here for the NASD-regulated Company. In the wake of those well-publicized developments, it cannot be denied that there is a critical public interest in supporting the ability of independent directors to carry out their separate oversight role in the interest of public shareholders.

Management's denial of shareholders' opportunity to vote on the issue of director/shareholder communications undercuts the efforts of Congress, the SEC, the NASD and the NYSE to inspire investor confidence in the U.S. securities markets. At present, the shareholder resolution process is the only means available to shareholders seeking to engage directors and other shareholders in dialogue on corporate issues of substantial public importance. Permitting management to exclude these corporate governance Proposals would close off that sole avenue of communication, and deny shareholders their right to proper questioning and oversight of the directors they elect.

A. The SEC's Recent Rulings Make Clear that "Ordinary Business" Should not be Used to Exclude Corporate Governance Proposals of Substantial Public Interest.

The Division of Corporate Finance twice in the past year has emphasized, in the wake of Enron, that "ordinary business" cannot be used as a rationale to exclude proposals that relate to corporate governance issues of substantial public interest. The Division did so first in a July 2002 Staff Legal Bulletin, and then most recently in the December 2002 grant of shareholder's appeal of a Staff no-action letter, following direction from the Commission.

The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the

> proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

Id.

Here, likewise, efforts to empower meaningful director independence "transcend day-to-day business matters." These shareholder votes would not relate to the "ordinary business" of corporate reporting to and from management on standard corporate matters. Rather, they relate to the means to convey extraordinary information, outside of routine business matters, directly to non-management directors: *i.e.*, to those who have the statutory duty to investigate and act upon information that management might prefer that they not have. Protecting that free flow of extraordinary information does indeed "raise policy issues so significant that it would be appropriate for a shareholder vote."

Since the July Staff Bulletin, the Commission has again made clear that a broad reading of "ordinary business" should not now be used to exclude shareholder proposals that seek to protect the flow of accurate corporate information. This December, the Division responded to direction from the Commission and granted a shareholder's appeal with respect to a Staff no-action letter that had accepted National Semiconductor Corporation's "ordinary business" argument for excluding the proposal submitted by the United Brotherhood of Carpenters Pension Fund. That proposal requested that "the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives." *National Semiconductor Corp.* (Dec. 6, 2002). The appeal had noted that restoration of shareholder confidence and of the integrity of financial reporting "all depend on shareholders' rights to express to management their insistence that corporate income statements must be complete and accurate." *Id.*, Appeal (July 31, 2002) at p. 21.

The Division's December 6 response noted that "The Commission has directed the Division to reconsider the matter and has recommended that the Division issue this response." *Id.*, Division Response at p.1. The response continued:

> After further consideration of the issues by the Division, as directed by the Commission, the Division does not concur in National Semiconductor's view that the United Brotherhood of Carpenters Pension Fund's proposal relates to ordinary business matters and, in the future, we will not treat shareholder proposals requesting the expensing of stock options as relating to ordinary business matters.

Id at p.2. In this case, the Division should provide that these Proposals, requesting specific, reasonable steps to give substance to the independence of non-management directors, also not be treated as "relating to ordinary business matters."

B. Regulatory Actions to Bolster the Position and Authority of Non-Management Directors have been the Direct Result of the Post-Enron Public Debate

The regulatory outpouring of the past year has left no doubt that efforts to give non-management directors the means to carry out their critical duties, and thereby to curtail scandalous "business as usual," are a critical check upon management's conduct of "ordinary business." Those oversight steps are certainly not themselves "ordinary business." The Division should reverse the Staff's outdated position in recognition that the intense public debate as to director independence has led to the repeated, recent affirmation by regulatory agencies that informed oversight by independent directors is of paramount importance in restoring investor confidence.

The Sarbanes-Oxley Act has mandated that all boards of public companies have audit committees whose members are all truly independent directors, and that companies must disclose whether at least one audit committee member is a financial expert. The Act further reinforces the new status of independent directors by requiring that audit committees have separate, adequate funding and advisors. The Commission is directed to enact rules to enforce those provisions.

See Sarbanes-Oxley Act, Sections 301 and 407.

Carrying out its mandate, the Commission has issued Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The Release notes how corporate scandals "have highlighted the need for strong, competent and vigilant audit committees with real authority." Toward that end, the Proposed Rules require that there be means by which employees and others can express concerns about corporate accounting and other matters to the audit committee. The Commission's expressed policy on that point bolsters the timeliness and propriety of the Funds' own Proposals: "There must also be frank, open and clear channels of communication so that information can reach the audit committee." *Id.*

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the Commission for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. *See* NASD Rule Filing SR-NASD-2002-141 (Oct. 9, 2002), amended (March 17, 2003); NYSE Corporate Governance Rule Proposal, SR-NYSE-2002-33 (August 16, 2002). The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That standard was a source for the Funds' Proposals.

All of these extraordinary regulatory developments, the product of intense public debate, show that the Funds' Proposals calling for channels of communication between shareholders and the non-management directors are anything but "ordinary business." The Division should take action that accords with the letter and spirit of these critical developments, and reverse the Staff's issuance of the No-Action Letters.

C. The Companies' Arguments, Accepted by the Staff, Ignored All of the Regulatory Changes of the Past Year

The Companies argued in their letters to the Staff as if the statutes, regulations, and standards of the past year providing a special status for non-management directors had never been enacted. The Companies made no mention whatsoever of any law, regulation, release or no-action letter dated after the revelation of the Enron scandal, let alone after the passage of the Sarbanes-Oxley Act. Instead, the Companies' letters emphasized earlier Commission language that matters "fundamental to management's ability to run a company a day-to-day basis" are not proper subjects for shareholder proposals – though the Proposals have nothing to do with communications with management, or with management's duties. In assessing those arguments, the Staff, regrettably, did not recognize that the new regulatory framework has given rise to a need for the independent directors to hear directly from, and to reply to, the public shareholders. That communication is outside of the ordinary business of "day-to-day" communications to and from management. The Division should reverse the Staff's position and thereby permit shareholders to tell the Companies by their votes that they need a dedicated channel of communication with their independent directors.

The main no-action letters upon which the Companies relied have little relevance to this new issue of contact with the independent directors. The proposal in *Jameson Inns, Inc.* (May 15, 2001) cited by both Companies had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter in *Jameson* may well have been issued to response to the first two subparts. The proposal in *Irvine Sensors Corporation* (Jan. 2, 2001) cited by Advanced Fiber dealt only with communications with management. The proposal in *Chevron Corp.* (Feb. 8, 1998) cited by PeopleSoft did not mention communications with independent directors; it only related to a proposed ombudsman in whose selection an independent director would take part. All of the letters cited by the Companies were issued well before the corporate scandals, public debate, and the legislative and administrative responses irrevocably changed the regulatory landscape to require separate status and authority for non-management directors. Those changes in the landscape require that shareholders be given the chance to vote to protect further the independence and authority of their non-management directors.

IV. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Funds' Proposal is far from ordinary business, and the Commission should reverse the Staff's concurrence with the Companies' arguments as to 14a-8(i)(7).

Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP

Paul C. McCoy, Esq.
Pillsbury Winthrop LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2003

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: PeopleSoft, Inc.
Incoming letter dated February 4, 2003

Dear Ms. Goodman:

This is in response to your letter dated February 4, 2003 concerning the shareholder proposal submitted to PeopleSoft by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. We also have received a letter from the proponents dated March 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

February 4, 2003

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 72711-00033

VIA HAND DELIVERY
Office of The Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund et al.*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PeopleSoft, Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Mr. William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents"). The Proposal requests that the Company's Board of Directors "establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that:

I. **The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;**

II. **The Proposal is excludable under Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and**

III. **Alternatively, the Proposal must be revised under Rule 14a-8(i)(3), because the Proposal contains certain false and misleading statements.**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company intends to file its definitive 2003 Proxy Materials on or after April 25, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

ANALYSIS

I. The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks the establishment of an Office of the Board of Directors "to enable direct communications, including meetings, between non-management directors and shareholders" and requests that the Office of the Board of Directors "report directly to a committee of the non-management directors." The Proposal indicates that the main objective of the Proposal is not to address any particular policy or to provide an avenue for stockholder feedback on matters before the Board of Directors, but rather is to promote communication (including "constructive discussions," "enhanced understanding" and "meaningful links") between the Company's non-management directors and its shareholders. As more fully explained below, there is strong precedent that stockholder proposals addressing general corporate goals and proposals addressing stockholder communications come within the ambit of ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals.

In *Chevron Corp.* (avail. Feb. 8, 1998), the Staff permitted the exclusion of a stockholder proposal mandating that the board of directors establish an "Office of Shareholder Ombudsman to resolve shareholder complaints." The Staff noted that the *Chevron* proposal was excludable under the predecessor to Rule 14a-8(i)(7) as "it relates to the Company's ordinary business operations (i.e., procedures for dealing with shareholders)." Like the *Chevron* proposal, the Proposal comes within the Rule 14a-8(i)(7) exclusion because it requests the creation of an Office of the Board of Directors in order to foster one aspect of the Company's procedures for dealing with its stockholders: dealings between the Company's non-management directors and the Company's stockholders.

Furthermore, in *Jameson Inns Inc.* (avail. May 15, 2001), a stockholder proposal urged the board of directors to take three specific actions, including "set[ting] up a forum . . . *to allow shareholders to ask questions of independent board members* concerning conflicts of interest" (emphasis added). The proponent cast these recommendations as a method for the Company to "improv[e] shareholder communications." The Staff concurred that this proposal related to ordinary business matters, and therefore was excludable under Rule 14a-8(i)(7), as it related to "procedures for improving shareholder communications." Both the *Jameson Inns* proposal and the Proposal address improving communications between *non-management directors and shareholders*. Like the *Jameson Inns* proposal, which allowed "shareholder[s] to ask questions of independent board members," the Proposal seeks "to enable direct communications, including meetings, between non-management directors and shareholders." As recognized in the *Jameson Inns* proposal, communications between independent, non-management directors and stockholders is a type of stockholder communications by companies covered by SEC Staff precedent dealing with "procedures for improving shareholder communications."

The Proposal also is distinguishable from a line of SEC Staff no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the stockholder proposals explicitly concerned policy issues and enabling stockholder feedback on matters before the Board of Directors rather than matters relating to ordinary business operations. For example:

- In *TRW, Inc.* (avail. Feb. 12, 1990), the Staff indicated that proposals designed to assist communications between management and the stockholders regarding the Company's ordinary business operations are excludable. The *TRW* proposal sought "the establishment of a committee of shareholders to advise the Board of Directors on shareholder interests." In denying no-action relief, the Staff noted "that the proposal involves the formation of a shareholder advisory committee for the purpose of representing the interests of shareholders on matters *under consideration by the Board*, rather than for the purpose of assisting communication between management and shareholders on *matters related to the Company's ordinary business operations.*"

- In *Exxon Corporation* (avail. Feb. 28, 1992), the Staff was unable to concur that a proposal to establish a committee of stockholder representatives to "*review the management of the business and affairs of the corporation* by the board of directors and [to] *advise the board of its views and the views of shareholders* which are expressed to the committee" was excludable under the predecessor to Rule 14a-8(i)(7). The Staff noted that "under the terms of the proposal, although the purpose of the shareholders' committee is to provide a means of communication with management, the nature and scope of that communication would appear as not involving matters concerning the conduct of the Company's ordinary business operations."

See also McDonald and Co. Investments, Inc. (avail. May 6, 1991) (proposal seeking creation of "Stockholders' Advisory Committee [to] *provide non-binding advice* to the Board of Directors regarding the interests of shareholders *on principal policy considerations* relevant to the Company and its business").

In contrast, the Proposal makes no reference, directly or indirectly, to "representing the interests of shareholders on matters under consideration by the Board." Nor does the Proposal advocate any particular goal or program. And, unlike the stockholder proposal in *Exxon Corporation*, the Proposal concerns the Company's ordinary business operations as it seeks to regulate how one part of the Company, specifically the Company's non-management directors, communicates with stockholders. This is evidenced by the Proposal's repeated references to facilitating "direct communications" and other general phrases indicating that the Proposal concerns promoting overall communications between the Company's non-management directors and stockholders rather than specific policies:

- The Proposal's title indicates that the purpose of the Proposal is to establish a "dialogue."

- The Proposal cites the New York Stock Exchange proposed listing standard as a means "to facilitate direct communications between shareholders and the non-management directors" and "for shareholders to communicate directly with non-management directors." Paragraphs 3 and 4.

- The Proposal references "several mechanisms" contained in the referenced January 1994 study to promote "direct communications between directors and shareholders." Paragraph 5.

- The Proposal indicates that implementation of the Proposal will lead to "constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected." Paragraph 6.

- The Proposal seeks "to enable direct communications." Paragraph 7.

In sum, since both the objective and the express language of the Proposal is limited to generally promoting increased communication between the Company and its stockholders, the Proposal relates to the Company's ordinary business. Therefore, we believe that the Proposal should be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, the 1998 Release notes that this paragraph merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also The Gap, Inc.* (avail. Mar. 8, 1996). As discussed below, the Company already maintains several avenues of communication between the Board of Directors and the Company's shareholders, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

The Company's stockholders currently may communicate both directly and indirectly with the non-management members of the Company's Board of Directors in a variety of ways, including via the Company's investor relations group, the Corporate Secretary's office, at the annual shareholders meeting (which is attended by the full Board of Directors) and by writing non-management members of the Board of Directors either directly or in care of the company. Furthermore, the Company's non-management directors would consider a request for meetings with shareholders made through these avenues. Thus, the Company already "enables direct communications, including meetings, between non-management directors and shareholders."

Because this substantially implements the Proposal, the Company is seeking to negotiate a voluntary withdrawal of the Proposal with the Proponent. We are filing this letter now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2003 Proxy Materials.

III. The Proposal Must Be Revised under Rule 14a-8(i)(3) Because The Proposal Contains False and Misleading Statements regarding the NYSE Proposed Rules.

If the Staff disagrees that the Proposal may be excluded on the bases described above, then the Proposal requires substantial revision under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading in violation of Rule 14a-9. In particular, the Proposal contains numerous misleading statements regarding the NYSE Proposed Rules.

A. *The Proposal is False and Misleading because It Suggests that the Company is Required to Comply with the NYSE Proposed Rules.*

The Proposal must be revised pursuant to Rule 14a-8(i)(3) because it suggests that the Company is required to comply with the NYSE Proposed Rules. Specifically, the Proposal implies that the NYSE Proposed Rules are standards applicable to the Company by stating that the NYSE "*adopted* a listing standard" and the standard "*requires* NYSE-listed companies" to take the specified actions (emphasis added). The Proposal is false and misleading because, while the NYSE Board of Directors approved the NYSE Proposed Rules, under Rule 19b-4 of the Securities Exchange Act of 1934, "*proposed* rule changes by self-regulatory organizations" like the NYSE must be submitted to the SEC first for approval before implementation (emphasis added). Furthermore, as indicated in the Company's public filings with the SEC, the Company is listed on the NASDAQ Market and not on the NYSE. Therefore, even if the NYSE Proposed Rules become effective, such rules will not be applicable to the Company. We request that the Staff concur that the Proposal's references to the NYSE Proposed Rules must be revised to reflect that the Company is not required to comply with the NYSE Proposed Rules and, in any case, the proposed Rules are not yet in effect. We believe that the failure to make such revisions renders the Proposal false and misleading under Rule 14a-8(i)(3).

B. *The Proposal is False and Misleading Because It Suggests that Establishing an "Office of the Board of Directors" Is Required under the NYSE Proposed Rules.*

The Proposal incorrectly suggests that establishing an "Office of the Board of Directors" is required in order to implement the NYSE Proposed Rules. Such references must be revised under Rule 14a-8(i)(3) in order to prevent the Proposal from being false and misleading. The Proposal requests that "the board of directors . . . establish an Office of the Board of Directors

[to] enable direct communications, including meetings, between non-management directors and shareholders, *based on the applicable standard adopted by the New York Stock Exchange Board of Directors*" (emphasis added). This statement strongly suggests that establishing an Office of the Board of Directors is "based on the applicable standards" of the NYSE and, therefore, required under such standards. In fact, the NYSE Proposed Rules provide that "a company must disclose *a method* for such parties to communicate directly with the presiding director or with the non-management directors as a group." *See* File No. SR-NYSE-2002-33 (emphasis added). Therefore, we request that the Staff concur that the Proposal must be revised under Rule 14a-8(i)(3) to eliminate false and misleading suggestions that establishing an Office of the Board of Directors is required under the "applicable standard" set forth in the NYSE Proposed Rules.

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653, or Anne Jordan, the Company's Senior Vice President, General Counsel and Secretary, at (925) 694-4015, if we can be of any further assistance in this matter.

Sincerely,

Amy L. Goodman

Attachment

cc: Anne Jordan, PeopleSoft, Inc.
William C. Thompson, Jr., Comptroller of the City of New York

70236426_3.DOC

EXHIBIT A

STOCKHOLDER PROPOSAL OF
THE NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM,
THE NEW YORK CITY TEACHERS' RETIREMENT SYSTEM,
THE NEW YORK CITY POLICE PENSION FUND AND
THE NEW YORK CITY FIRE DEPARTMENT PENSION FUND

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations*, prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications, and strengthening the relationship between the Board of Directors and the shareholders.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

March 7, 2003

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: PeopleSoft, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 4, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Gibson, Dunn & Crutcher on behalf of PeopleSoft, Inc. (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8 under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the February 4, 2003 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by accurately summarizing listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The resolved clause is followed by a short statement in support which emphasizes the need, following scandals in other companies, to restore investor confidence in the U.S. capital markets by improving relations between shareholders and directors.

II. The Company's Opposition and the Fund's Response

In its letter of February 4, The Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (violative of proxy rules). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Is Not Excludable as Ordinary Business

The SEC's Releases and recent public policy developments make it clear that the Company cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposal that there be direct communications with independent directors. Investors have recently seen unprecedented corporate scandals; the passage of the Sarbanes-Oxley Act; new regulation by the SEC, NASD, and NYSE as to director independence; and new NYSE listing standards that specifically require of NYSE companies the very communications that the Funds suggest here for the NASD-regulated Company. In the wake of those well-publicized developments, it cannot be denied that there is a critical public interest in supporting the ability of independent directors to carry out their separate oversight role in the interest of public shareholders. Management cannot invoke the "ordinary business" standard to keep shareholders from expressing their views and voting on a policy issue as to whose current importance Congress, the SEC, the NASD and the NYSE all concur.

The Division of Corporate Finance has recently emphasized that "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest. The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

Id.

Here, the intense public debate as to director independence has led to recognition by regulatory agencies that such independence is of paramount importance in restoring investor confidence. The Sarbanes-Oxley Act has mandated that all boards of public companies have audit committees whose members are all truly independent directors, and that companies must disclose whether at least one audit committee member is a financial expert. The Act further reinforces the new status of independent directors by requiring that audit committees have separate, adequate funding and advisors. The SEC is directed to enact rules to enforce those provisions. See Sarbanes-Oxley Act, Sections 301 and 407.

Carrying out its mandate, the SEC has issued Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The Release notes how corporate scandals "have highlighted the need for strong, competent and vigilant audit committees with real authority." Toward that end, the Proposed Rules require that there be means by which employees and others can express concerns about corporate accounting and other matters to the audit committee. The SEC's expressed policy on that point bolsters the timeliness and propriety of the Funds' own Proposal: "There must also be frank, open and clear channels of communication so that information can reach the audit committee." Id.

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the SEC for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. See NASDAQ Rule Filing SR-NASD-2002-141 (Oct. 9, 2002); NYSE Corporate Governance Rule Proposal (August 16, 2002), available at www.NYSE.com/ pdfs/corp_gov_pro_b.pdf. The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That standard was a source for the Funds' Proposal.

All of these extraordinary regulatory developments, the product of intense public debate, show that the Funds' Proposal calling for channels of communication between shareholders and the non-management directors is anything but "ordinary business."

The Company, however, speaks as if the statutes, regulations, and standards of the past year providing a special status for non-management directors had never been enacted. Indeed, the Company's letter emphasizes language from a 1998 SEC Release that matters "fundamental to management's ability to run a company a day-to-day basis" are not proper subjects for shareholder proposals (Company letter at p. 3) – as if the Proposal had anything to do with communications with management, or with management's duties. The Company simply fails to recognize that the new regulatory framework has given rise to a need for the independent directors -- who will even be holding their own, separate executive sessions -- to hear directly from, and to reply to, the public shareholders. That communication is outside of the ordinary business of routine communications to and from management. Shareholders should be permitted to tell the Company by their votes that they need a dedicated channel of communication with their independent directors.

The two main no-action letters upon which the Company relies have little relevance to this new issue of contact with the independent directors. The proposal in *Chevron Corp.* (Feb. 8, 1998) made no reference to communications with independent directors; it only related to a proposed ombudsman in whose selection an independent director would take part. The proposal in *Jameson Inns, Inc.* (May 15, 2001) had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter may well have been issued to response to the first two subparts. The Company then attempts to distinguish three other letters in which the Staff did not concur in the exclusion of proposals relating to communications from shareholders*. While it is quite true that none of those letters dealt with independent directors, they all do show that even before Sarbanes-Oxley, the Staff recognized that the standard channels of communication between shareholders and directors are not intended to be the exclusive ones. Moreover, all of the letters cited by the Company were issued well before the corporate scandals, public debate, and the legislative and administrative responses irrevocably changed the regulatory landscape to require separate status and authority for non-management directors.

The Funds' Proposal is far from ordinary business, and the Company's arguments under 14a-8(i)(7) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's claim that it has "substantially implemented" direct communications with the independent directors is not based upon a single action the Company has taken. Rather, it is based upon no more than the fact that shareholders can mail a letter to the Company or ask a question at the annual meeting, and that non-management directors "would consider a request for meetings." (Company letter, p.5) The Funds' Proposal, like the SEC's Proposed Rules and proposed NYSE standards, recognizes that such marginal means of communicating with independent directors do not suffice. Shareholders should be allowed to vote on giving non-management directors a meaningful channel to hear from shareholders and to respond to them.

The no-action letters cited by the Company stands for no more than the unexceptionable proposition that if a proposal has been substantially implemented, then it may be excluded.** Here, the Company has literally done nothing at any time to comply.

---

* *TRW, Inc.*(Feb. 12, 1990); *Exxon Corporation* (Feb. 28, 1992); and *McDonald and Co. Investments, Inc.* (May 16, 1991).

** *Texaco, Inc.* (Mar. 28, 1991); *Nordstrom, Inc.* (Feb. 8, 1995); *and The Gap, Inc.* (Mar. 8, 1996).

As the Company has not implemented, substantially or otherwise, any means for shareholders to share their concerns with the non-management directors, and to hear back from them, the Company's argument under 14a-8(i)(10) fails.

C. The Proposal and Statement in Support are not false and misleading.

The Proposal on its face rebuts the Company's claims that it is false and misleading. The Company suggests that the Proposal needs to be corrected as it allegedly implies that (a) the NYSE standards have been approved by the SEC and are final and (b) are binding on the Company, which is listed on the NASDAQ. As to (a), the Proposal states truthfully that the NYSE "adopted a listing standard;" the Proposal then draws upon the NYSE standards, as it draws upon the academic study, only as a source for best practices. As to (b), the Company's argument fails because shareholders will certainly understand that the NYSE listing standards are not binding on their Company, which they know to be listed on NASDAQ. Indeed, shareholders will grasp that if the NYSE Rules were binding on the Company, there would be no need for the Proposal.*

Finally, the Company claims that the letter suggests that the Proposal must be corrected as it wrongly states that an Office of the Board of Directors is required under the NYSE Rules. The Proposal only asks that such an office be set up "based on" the NYSE Rules. The NYSE Rules do call for companies to "disclose a method of communicating" with non-management directors. The Proposal suggests one reasonable method of doing so, which it nowhere claims is mandated by the NYSE Rules.

The Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

---

* At most, the Company's entire argument amounts to a claim that the phrase should instead be "proposed a listing standard which is not binding on the NASDAQ-listed Company," a change that could be made if the Staff thought it significant.

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PeopleSoft, Inc.
Incoming letter dated February 4, 2003

The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communication between non-management directors and shareholders.

There appears to be some basis for your view that PeopleSoft may exclude the proposal under rule 14a-8(i)(7), as relating to PeopleSoft's ordinary business operations (i.e., procedures for enabling shareholder communications). Accordingly, we will not recommend enforcement action to the Commission if PeopleSoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PeopleSoft relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 10, 2003

Paul C. McCoy
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94105-2228

Re: Advanced Fibre Communications, Inc.
Incoming letter dated January 9, 2003

Dear Mr. McCoy:

This is in response to your letter dated January 9, 2003 concerning the shareholder proposal submitted to Advanced Fibre by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. We also have received a letter from the proponents dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

January 9, 2003

Paul C. McCoy
415.983.1839
pmccoy@pillsburywinthrop.com

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549

Re: Stockholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund Submitted for Inclusion in the 2003 Proxy Statement of Advanced Fibre Communications, Inc.

Ladies and Gentlemen:

Advanced Fibre Communications, Inc., a Delaware corporation (the "Company"), hereby requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") not recommend any enforcement action if the Company excludes the shareholder proposal (the "Proposal") submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "NYC Systems") for inclusion in the Company's Proxy Statement that will be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. Pursuant to SEC Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we are enclosing seven copies of the following documents: (1) this letter, (2) a copy of the Proposal and supporting statement, and (3) a letter from Citibank establishing the number of shares of the Company owned by each of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund.

The Company has asked us to advise you that it intends to omit the Proposal from its 2003 Proxy Statement based upon our advice that such Proposal may be omitted under Proxy Rule 14a-8(i)(7) (ordinary business), Rule 14a-8(i)(10) (substantially implemented), Rule 14a-8(i)(6) (lack of power) and Rule 14a-8(i)(3) (violates proxy rules).

Briefly, the facts with respect to this matter are as follows. On December 4, 2002, the Company received a letter from the NYC Systems dated November 26, 2002, requesting that the NYC

Systems' proposal be submitted to the Company's stockholders at the 2003 Annual Meeting of Stockholders. The Proposal contains five recitals and the following resolution:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The grounds for excluding the Proposal are as follows.

THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(7) BECAUSE IT PERTAINS TO THE ORDINARY BUSINESS OF THE COMPANY.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if it deals with a matter relating to the company's ordinary business operations. The SEC has stated that the policy underlying Rule 14a-8(i)(7) is, "basically the same as the underlying policy of most state corporation laws: to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders." Commission Release No. 34-19135, n.45 (Oct. 26, 1982). Section 141(a) of the Delaware General Corporation Law (the law of the jurisdiction in which the Company is incorporated) states, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors."

The Commission has since refined its policy in Exchange Act Release No. 40018 (May 21, 1988), in which it stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff has consistently taken the position that shareholder proposals relating primarily to the nature of communications between a company and its shareholders may be excluded as relating to ordinary business. This position has been reaffirmed in recent years. In *Irvine Sensors Corporation* (Jan. 2, 2001), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) because, as the Staff stated, it pertained to "procedures for establishing regular communications and updates with shareholders." Similarly, in *Jameson Inns, Inc.* (May 15, 2001), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) that urged the board to set up "a forum, consistent with Regulation FD, to allow shareholders to ask questions of independent board members concerning conflicts of interest." The Staff stated that such proposal related to the ordinary business operations of the company, "i.e. procedures for improving shareholder communications." Simply stated, procedures for improving communications with shareholders are part of the ordinary business of a company and shareholder proposals pertaining to such are therefore excludable under Rule 14a-8(i)(7).

Shareholder communications are clearly a duty and responsibility of management. The Company is subject to both state corporate law and federal and state securities laws addressing specific requirements and obligations with respect to disclosures to and communications with shareholders. Beyond those requirements, the manner and nature of the communications between the Company's management and the shareholders is a matter for the judgment and discretion of management. The Proposal is clearly designed to provide procedures for the shareholders to communicate with members of the board of directors of the Company. Any such procedures are clearly within the judgment and discretion of management. The Proposal is therefore excludable under Rule 14a-8(7) as pertaining to the ordinary business operations of the Company.

THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(10) BECAUSE IT HAS ALREADY BEEN SUBSTANTIALLY IMPLEMENTED BY THE COMPANY.

Under Rule 14a-8(i)(10), the Company may omit the Proposal because the Company has already substantially implemented it. The Staff has held the position that a proposal need not be implemented in full or precisely as presented for it to be excludable under Rule 14a-8(i)(10) as substantially implemented or moot. *Comshare, Incorporated* (September 5, 2001); *First Federal Bankshares, Inc.* (September 18, 2000); *Longview Fibre Company* (October 21, 1999); *The Gap, Inc.* (March 16, 2001). In fact, the Staff's position has been that, "a Company may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the 'essential objectives' of the proposal." *Kohl's Corporation* (March 13, 2001, *citing General Motors Corporation* (March 4, 1996)).

The stated objective of the Proposal is to enable communications between shareholders and directors of the Company. It must be presumed from the Proposal's recitals that the communication between the directors and shareholders would pertain to material information about the Company, otherwise the Proposal is irrelevant and excludable under Rule 14a-8(i)(5). To the extent that the Proposal is designed to foster communication of material information about the Company, it has been substantially implemented. Management already communicates material information about the Company to the shareholders in various ways as required or permitted under federal and state securities laws – e.g., SEC filings, press releases and quarterly earnings and other investor conference calls. The Proposal is therefore excludable under Rule 14a-8(i)(10) as having already been substantially implemented by the Company.

To the extent that the Proposal is designed to provide shareholders with an opportunity to communicate *directly* with members of the Company's board, regardless of the fact that the directors would not be able to share material nonpublic information with such shareholders (see the discussion pertaining to Rule 14a-8(i)(6) below), then it must be noted that the shareholders are already provided an opportunity to communicate directly with the directors at the annual shareholders' meeting. The Proposal is therefore excludable under Rule 14a-8(i)(10) as having already been substantially implemented by the Company.

THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(6) BECAUSE THE COMPANY LACKS THE POWER TO IMPLEMENT IT.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded, "if the company would lack the power and authority to implement the proposal." On its face, the Proposal pertains only to the manner of communications between the Company's management and the shareholders. The Proposal does not address the substance of such communications. The substance of communications between management and shareholders is strictly regulated by federal and state securities laws, such as Regulation Fair Disclosure ("Regulation FD"). As such, the procedures urged in the Proposal would add nothing to the substance of publicly available information. As noted above, however, management already communicates all material information to the shareholders in various ways as required or permitted under federal and state securities laws. If the Proposal is seeking to provide shareholders with a means to obtain information in addition to that already provided to the public by the Company, the Company would be prohibited by federal and state securities laws (such as Regulation FD) from doing so. For example, Rule 10b-5 and Regulation FD under the Exchange Act prohibit the Company from disclosing any material non-public information to market professionals or holders of the Company's securities prior to making such disclosure publicly available. To the extent the Proposal seeks to provide the shareholders with a means to obtain non-public material information, the Proposal is excludable under Rule 14a-8(6) because the Company lacks the power to implement it.

THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(3) FOR VIOLATING THE PROXY RULES.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof, "if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Section 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 provides the following as an example of what will be considered misleading: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also Lucent Technologies* (March 7, 1998); *North Fork Bancorporation* (March 25, 1992); *Wellman, Inc.* (March 25, 1992); *and National Distillers and Chemical Corporation* (February 27, 1975).

Relying on Rule 14a-8(i)(3), the Company intends to exclude the Proposal as unsupportable and misleading, as identified below. The Staff has excluded proposals or substantial portions thereof with similarly unfounded, misleading and offensive assertions in *Potlatch Corporation* (March 6, 2002), *Kmart Corporation* (March 28, 2000); *Drexler Technology Corporation* (August 23, 2001); *Potomac Electric Power Company* (January 2, 1997); *Kentucky First Bancorp* (August 10, 2001); *RJR Nabisco Holdings Corp.* (December 6, 1995); *IBM Corporation* (December 8, 1995); *Union Pacific Corporation* (July 27, 1995); and *Digital Equipment Corporation* (July 27, 1995).

1. The second and third recitals are inaccurate and misleading. They are inaccurate because they state that the New York Stock Exchange ("NYSE") has adopted a listing standard to empower non-management directors as a more effective check on management and to facilitate communications between the shareholders and non-management directors. There has been no such listing standard adopted. The NYSE has submitted a rule proposal to the SEC, which rule proposal is subject to review and approval by the SEC, including a public comment period. Accordingly, any new NYSE rules may be different than those submitted to the SEC and as a result different than those referred to in the Proposal. It is reasonably possible that different rules will be approved by the SEC during the period when proxies are being solicited.

More importantly, the second and third recitals are misleading because they suggest that the NYSE's listing standards are relevant to the Company. The Company's stock is not listed on the NYSE. The Company's stock is traded on the Nasdaq Stock Market's National Market. It is notable that the NASD, Inc. has also submitted proposed rules to the SEC which are different from the rules proposed by the NYSE in several respects and do not contain any direction concerning methods for communication between shareholders and non-management directors. As a result, the second and third recitals are excludable under Rule 14a-8(i)(3) as materially misleading.

2. The supporting statement is also misleading because it is written in such a way as to suggest a connection between the Company and the "corporate malfeasance at companies, such as Enron and WoldCom." There is no basis for such a suggestion. As a result, the supporting statement violates Rule 14a-8(i)(3) by suggesting improper conduct by the Company without factual foundation.

For the reasons above, the Proposal is excludable under Rule 14a-8(i)(3) or, alternatively, the Proposal should be substantially amended to correct the inaccurate and misleading portions of the Proposal referred to above.

Conclusion

For all of the above reasons, the Company hereby respectfully requests that the Staff not recommend any enforcement action to the SEC if the Company omits the Proposal from its 2003 Proxy Statement. Please time-stamp and return a copy of this letter to us in the enclosed pre-addressed, pre-paid envelope. By a copy of this letter, we are also notifying the NYC Systems of the Company's intention to omit the Proposal from its proxy materials for the Company's 2003 Annual Meeting of Stockholders. The NYC Systems is requested to copy the undersigned on any response the NYC Systems may choose to make to the SEC.

If the Staff is inclined to disagree with our conclusions or our requests on behalf of the Company or if any additional information is desired in support of our position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call Blair W. White of this office at (415) 983-7480, or in his absence, Amy Paul, Vice President, General Counsel and Corporate Secretary of the Company, at (707) 794-7780.

Best regards,

Paul C. McCoy

cc: New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Police Pension Fund
New York City Fire Department Pension Fund

FAX TRANSMITTAL

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
PENSION POLICY UNIT

Date: December 4, 2002

To: Ms. Amy Paul

Company/Organization: Advanced Fibre Communications

Fax: (707) 794-7777

From: Mercy Asare

Phone: (212) 669-7444

Message:

No. of Pages: 4 including cover

SHAREHOLDER PROPOSAL
CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders*: *Overall Findings and Recommendations*, prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications, and strengthening the relationship between the Board of Directors and the shareholders.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 16, 2002

Ms. Amy M. Paul
Secretary
Advanced Fibre Communications, Inc.
465 North McDowell Blvd.
Petaluma, CA 94952

Dear Ms. Paul:

As follow up to Comptroller William C. Thompson's letter dated November 26, 2002 which informed you of the New York City pension funds intention to submit a proposal on the creation of direct communications between shareholders and the non-management directors, for the consideration and vote of the company's next annual meeting, enclosed is the referenced letter from Citibank, N.A. certifying that the funds have owned, for a over a year 263,500 shares of Advanced Fibre Communications, Inc. common stock. The funds intend to hold at least $2,000 worth of these shares through the date of the company's next annual meeting.

Very truly yours,

Francis H. Byrd
Special Assistant
Pension Policy Unit

FB:MA

Enclosure

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 26, 2002

RE: NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees Retirement System held

116,100 shares of **ADVANCED FIBRE COMMUNICATIONS, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 26, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

37,800 shares of **ADVANCED FIBRE COMMUNICATIONS, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank®

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 26, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

14,300 shares of **ADVANCED FIBRE COMMUNICATIONS, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 26, 2002

RE: NEW YORK CITY TEACHERS RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers Retirement System held

95,300 shares of **ADVANCED FIBRE COMMUNICATIONS, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

February 7, 2003

BY FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Advanced Fiber Communications, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 9, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Pillsbury Winthrop on behalf of Advanced Fiber Communications, Inc. (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8 under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the January 9, 2003 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal, submitted by the Funds on November 26, 2002, begins by accurately summarizing listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The resolved clause is followed by a short statement in support which emphasizes the need, following scandals in other companies, to restore investor confidence in the U.S. capital markets by improving relations between shareholders and directors.

II. The Company's Opposition and the Fund's Response

In its letter of January 9, The Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); Rule 14a-8(i)(10) (substantially implemented); Rule 14a-8(i)(6) (company lacks power to implement); and Rule 14a-8(i)(3) (violative of proxy rules). Pursuant to Rule 14a-8(g), The Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Is Not Excludable as Ordinary Business

The SEC's Releases and recent public policy developments make it clear that the Company cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposal that there be direct communications with independent directors. Investors have recently seen unprecedented corporate scandals; the passage of the Sarbanes-Oxley Act; new regulation by the SEC, NASD, and NYSE as to director independence; and new NYSE listing standards that specifically require of NYSE companies the very communications that the Funds suggest here for the NASD-regulated Company. In the wake of those well-publicized developments, it cannot be denied that there is a critical public interest in supporting the ability of independent directors to carry out their separate oversight role in the interest of public shareholders. Management cannot invoke the "ordinary business" standard to keep shareholders from expressing their views and voting on a policy issue as to whose current importance Congress, the SEC, the NASD and the NYSE all concur.

The Division of Corporate Finance has recently emphasized that "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest. The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

<u>Id.</u>

Here, the intense public debate as to director independence has led to recognition by regulatory agencies that such independence is of paramount importance in restoring investor confidence. The Sarbanes-Oxley Act has mandated that all boards of public companies have audit committees whose members are all truly independent directors, and that companies must disclose whether at least one audit committee member is a financial expert. The Act further reinforces the new status of independent directors by requiring that audit committees have separate, adequate funding and advisors. The SEC is directed to enact rules to enforce those provisions. See Sarbanes-Oxley Act, Sections 301 and 407.

Carrying out its mandate, the SEC has issued Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The Release notes how corporate scandals "have highlighted the need for strong, competent and vigilant audit committees with real authority." Toward that end, the Proposed Rules require that there be means by which employees and others can express concerns about corporate accounting and other matters to the audit committee. The SEC's expressed policy on that point bolsters the timeliness and propriety of the Funds' own Proposal: "There must also be frank, open and clear channels of communication so that information can reach the audit committee." Id.

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the SEC for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. See NASDAQ Rule Filing SR-NASD-2002-141 (Oct. 9, 2002); NYSE Corporate Governance Rule Proposal (August 16, 2002), available at www.NYSE.com/ pdfs/corp_gov_pro_b.pdf. The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That standard was a source for the Funds' Proposal.

All of these extraordinary regulatory developments, the product of intense public debate, show that the Funds' Proposal calling for channels of communication between shareholders and the non-management directors is anything but "ordinary business."

The Company, however, speaks as if the statutes, regulations, and standards of the past year providing a special status for non-management directors had never been enacted. Indeed, the Company's letter, several times in one paragraph, seeks to treat the non-management directors as a nullity:

> Shareholder communications are clearly a duty and responsibility of management. . . [T]he manner and nature of communications between the Company's management and the shareholders is a matter for the judgment and discretion of management . . [P]rocedures for the

> shareholders to communicate with members of the board of directors of the Company. . . are clearly within the judgment and discretion of management.

Company letter at p. 3. The Company simply fails to recognize that the new regulatory framework has given rise to a need for the independent directors -- who will even be holding their own, separate executive sessions -- to hear directly from, and to reply to, the public shareholders. That communication is outside of the ordinary business of routine communications to and from management. Shareholders should be permitted to tell the Company by their votes that they need a means to be in touch with their independent directors.

The two no-action letters cited by the Company have no bearing on this new issue of contact with the independent directors. The proposal in Irvine Sensors Corporation (Jan. 2, 2001) dealt only with communications with management. The proposal in Jameson Inns, Inc. (May 15, 2001) had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter may have been issued to response to the first two subparts. Moreover, both letters were issued well before the corporate scandals, public debate, and the legislative and administrative responses irrevocably changed the regulatory landscape.

The Funds' Proposal is far from ordinary business, and the Company's arguments under 14a-8(i)(7) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's argument, that it has substantially implemented direct communications with the independent directors, is again based upon management treating the non-management directors as a nullity. The Company argues that because shareholders can communicate with management – i.e., because "Management already communicates material information about the Company to the shareholders" and shareholders can ask questions once a year at the annual meeting -- there is no need for a separate channel of communications with non-management directors. The Funds' Proposal, like the SEC's Proposed Rules and proposed NYSE standards, recognizes that channels of communication controlled by management are not enough anymore. Shareholders should be allowed to vote on giving non-management directors the chance to hear and be heard, too.

The no-action letters cited by the Company stand for no more than the proposition that if a proposal has been substantially implemented, then it may be excluded. Two of the letters actually stand for less than that, as the Staff made no ruling in them about substantial implementation. Most notably, the main case that the Company cites and quotes from, Kohl's Corporation (March 13, 2001), was decided only under 14a-8(i)(3), not (i)(10). Moreover, the Company, while purporting to quote "the Staff's position" from the Staff's no-action letter in Kohl's, is actually quoting only the letter from Kohl's own counsel. The Company's citation to the no-action letter in Comshare,

Incorporated (September 5, 2001) is also inappropriate. That letter also was not issued under 14a-8(i)(10), but under 14a-8(i)(7); the only reference to (i)(10) was, again, in the letter from Comshare's counsel.

In sum, the Company has not substantially implemented any means for shareholders to share their concerns with the non-management directors, and to hear back from them. The Company's argument under 14a-8(i)(10) fails.

C. The Company does not lack power or authority to implement the proposals.

This argument of the Company rests upon the quite untenable claim that meaningful communication between shareholders and non-management directors must violate Rule 10b-5 and Regulation FD, and so cannot be permitted. The communication by shareholders of their concerns to the non-management directors is not a violation of the federal securities laws. A response from those independent directors to all shareholders would not violate Regulation FD or Rule 10b-5, either. Nor would a response from the non-management directors violate the law, even if it did not go to all shareholders, if it discussed matters that though material, were already public. Another likely 'response' of the non-management directors, that of taking some action within the boardroom, is also perfectly legal. The tenor of management's argument here and throughout the Company's letter -- that management must control all communications and that the independent directors can have no separate role – could not possibly be more out of place in this new era of corporate governance. The objection under Rule 14a-8(i)(6) must fail as well.

D. The Proposal and Statement in Support are not false and misleading.

The Proposal on its face rebuts the Company's claims that it is false and misleading. The Company claims that the Proposal somehow falsely suggests that the NYSE standards have been approved by the SEC and are final. The Proposal states truthfully that the NYSE "adopted a listing standard."* The Company further claims that the Proposal implies that the NYSE standards are binding on the Company, which is listed on the NASDAQ. The Proposal nowhere says that; it only draws upon the NYSE standards, as it draws upon the academic study, as a source for best practices. The Company's argument also ignores the logic that shareholders will realize that if the listing standards were binding on the Company, there would be no need for the Proposal.

Finally, the Company claims that the letter suggests a connection between the Company and the corporate malfeasance at such companies as Enron and WorldCom. The Proposal speaks of the connection between that malfeasance and "the confidence of investors in the U.S. capital markets." It makes no reference to any wrongdoing by the

---

* At most, the Company's argument amounts to a claim that the phrase should instead be "proposed a listing standard," a change that could be made if the Staff thought it significant.

Company.

The Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Paul C. McCoy, Esq.
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94120-7880

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Advanced Fibre Communications, Inc.
Incoming letter dated January 9, 2003

The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communication between non-management directors and shareholders.

There appears to be some basis for your view that Advanced Fibre may exclude the proposal under rule 14a-8(i)(7), as relating to Advanced Fibre's ordinary business operations (i.e., procedures for enabling shareholder communications). Accordingly, we will not recommend enforcement action to the Commission if Advanced Fibre omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Advanced Fibre relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

April 14, 2003

Paul C. McCoy
415.983.1839
pmccoy@pillsburywinthrop.com

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549

Re: Advanced Fibre Communications, Inc.: Request of City of New York, Office of the Comptroller for Submission of No-Action Letter to Full Commission

Ladies and Gentlemen:

On January 9, 2003, we notified you of the intention of Advanced Fibre Communications, Inc. (the "Company") to omit from the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "NYC Systems"). In our letter to you of January 9, 2003 (the "Request Letter"), we, on behalf of the Company, requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials.

As described in the Request Letter, the Proposal contains five recitals and the following resolution:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

In the Request Letter, we explained in detail the four reasons under Rule 14a-8(i) that the Proposal may be omitted. One of the reasons put forth is that the Company believes that the Proposal deals with the Company's ordinary business operations – i.e., its chosen procedures for communications between the shareholders and the Company's directors.

PILLSBURY WINTHROP LLP

On March 10, 2003, the Staff issued a no-action letter (the "No-Action Letter") to the Company granting no-action relief, stating, "[t]here appears to be some basis for your view that Advanced Fibre may exclude the proposal under rule 14a-8(i)(7), as relating to Advanced Fibre's ordinary business operations (i.e., procedures for enabling shareholder communications)."

On March 31, 2003, we received a copy of a letter from The City of New York, Office of the Comptroller on behalf of the NYC Systems (the "NYC Systems Letter") requesting that the Division of Corporation Finance submit the decision in the No-Action Letter (along with a similar no-action letter granted to PeopleSoft, Inc.) to the full Commission for review. The NYC Systems bases their request on Section 202.1(d) of the SEC Rules of Practice which provides that the Commission may review issues that "involve matters of substantial importance and where the issues are novel or highly complex." As such, the test for Commission review is a two part test: (1) the issues must involve matters of substantial importance ***and*** (2) the issues must be either novel or highly complex.

We believe that the Proposal fails to present issues which are novel or highly complex, and as such the No-Action Letter fails to satisfy the conditions for Commission review. We also believe that if the Commission does review the No-Action Letter, the position of the Staff in the No-Action Letter is correct and should be affirmed.

THE NO-ACTION LETTER DOES NOT RAISE NOVEL OR HIGHLY COMPLEX ISSUES AND THEREFORE DOES NOT MEET THE NECESSARY CONDITIONS FOR COMMISSION REVIEW

Although the NYC Systems Letter purports to be seeking review of the No-Action Letter by the full Commission pursuant to Section 202.1(d) of the SEC Rules of Practice, the NYC Systems fails to make any argument that the Proposal is either novel or highly complex. Clearly, this condition to Commission review was established for the good reason that not any Staff decision should be subject to Commission review – only those that address issues and that are out of the ordinary or very complicated. The issues presented in the Proposal are neither novel nor highly complex.

Rather than being novel, the issues raised by the Proposal and the No-Action Letter have been addressed in previous no-action letters. As explained in detail in the Request Letter, proposals attempting to put forth procedures for enabling shareholder communication with directors (including communications with outside directors) consistently have been considered excludable by the Staff as dealing with ordinary business. The Staff's No-Action Letter is in line with its prior no-action position on this issue.

Rather than being highly complex, the Proposal merely requests that an Office of the Board of Directors be established to enable direct communications, including meetings, between non-management directors and shareholders. There is nothing complex about

PILLSBURY WINTHROP LLP

the Proposal. In fact, it addresses only the procedures the Company should use to facilitate communications between the shareholders and the directors (and, in particular, the outside directors) of the Company.

As the Proposal and No-Action Letter do not raise novel or highly complex issues (a point the NYC Systems apparently does not contest as it has made no argument in this regard), the Proposal fails to meet the conditions to Commission review under Section 202.1(d).

THE NYC SYSTEMS' ATTEMPT TO SHROUD THE PROPOSAL BEHIND THE RHETORIC OF CORPORATE GOVERNANCE DOES NOT ALTER THE ORDINARY BUSINESS NATURE OF THE PROPOSAL

We are aware of the "significant social policy issues" exception to Rule 14a-8(i)(7) – i.e., that proposals focusing on sufficiently significant social policy issues are generally not excludable. We do not believe that the exception is applicable to the Proposal. The NYC Systems Letter puts great weight on the fact that "[t]he Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.' " NYC Systems Letter p. 4 and 5 (citing SLB 14A (July 12, 2002) and *National Semiconductor Corp.* (Dec. 6, 2002)). Yet, the NYC Systems Letter fails to demonstrate public debate about the matter covered by the Proposal. The NYC Letter speaks of intense public debate about corporate governance issues. It points to the Sarbanes-Oxley Act. It makes reference to proposed rules regarding communications with audit committees and to a single sentence in the commentary of proposed New York Stock Exchange listing standards dealing with public disclosure of methods of communications with outside directors (which even if adopted would not apply to the Company as a NASDAQ issuer). The NYC Systems Letter then somehow concludes that the Proposal is not ordinary business, apparently on the basis that it implicates corporate governance. In sum, the argument of the NYC Systems seems to be that every matter that has any relationship to corporate governance is not ordinary business and thus is potentially the subject of a valid shareholder proposal.

Contrast the NYC Systems Letter with the arguments of the proponent in *National Semiconductor*, which requested that a board of directors establish a policy of expensing stock options granted to executives. In that case, the proponent was able to argue that the issue presented was the subject of legislative activity, intense media coverage and broad public debate. The NYC Systems Letter fails to put forth any evidence of similar activity regarding procedures for shareholder communications; instead the NYC Systems Letter apparently hopes to elevate the Proposal out of the realm of ordinary business into the realm of significant social policy issues by implicating the debate about corporate governance generally.

PILLSBURY WINTHROP LLP

The Company certainly does not question the importance of corporate governance and, as noted in the Request Letter, takes seriously its communications with its shareholders which occur through a variety of means. However, the Company does not believe that this Proposal, dealing with procedures for enabling communications with shareholders, is anything but ordinary business.

Conclusion

The Proposal and No-Action Letter do not raise novel or highly complex issues and therefore the conditions to Commission review set forth in Section 202.1(d) of the SEC Rules of Practice have not been satisfied. If, however, the Commission does grant a full review, such review should conclude that the Staff's position in the No-Action Letter is correct. The Proposal deals with matters of ordinary business and is excludable under Rule 14a-8(i)(7). There is no indication that a company's choice of procedure for shareholder communications presents a significant social policy issue. There has been no widespread public debate about the procedures for shareholder communications and, contrary to the assertions in the NYC Systems Letter, recent legislative and rule making activity has not focused on procedures for shareholder communications. As such, the Proposal is excludable as pertaining to ordinary business under Rule 14a-8(i)(7).

If there is a change in the Staff's position that matters pertaining to procedures for shareholder communications are excludable under Rule 14a-8(i)(7), we respectfully request that the Staff consider the remaining reasons that the Company believes it can exclude the Proposal as set forth in the Request Letter.

This will also confirm that the Company had printed its proxy statement on March 31, 2003, when we first received notice of the NYC Systems' intention to seek Commission review. That proxy statement, of course, does not include the Proposal in reliance on the No-Action Letter. It was mailed to shareholders on April 7, 2003 and the shareholders meeting is on schedule for May 22, 2003.

If you have any questions regarding any aspect of this request, please call Blair W. White of this office at (415) 983-7480, or in his absence, Amy Paul, Vice President, General Counsel and Corporate Secretary of the Company, at (707) 794-7780.

Best regards,

Paul C. McCoy

Paul C. McCoy

cc: Richard S. Simon

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

April 25, 2003

BY FAX AND FIRST-CLASS MAIL

Alan L. Beller
Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Submission of the Staff No-Action Letters to Advanced Fiber Communications, Inc and PeopleSoft, Inc (March 10 and 14, 2003) to the Full Commission for Review

Dear Mr. Beller:

This letter is in reply to the April 14, 2003 letters from the respective counsel for PeopleSoft, Inc. and Advanced Fiber Communications, Inc. (the "Companies"), and in further support of the March 28, 2003 request of the New York City Pension Funds (the "Funds") that the Division submit to the full Commission for review the Staff no-action letters (the "No-Action Letters") to the Companies.

The Funds' Proposal is focused on facilitating shareholder communications with independent directors on corporate governance matters. This is not, as the Companies claim, an issue of ordinary business relating to the mechanics of routine communications. Rather, the face of the Proposal shows that focus on corporate governance. Thus, the Proposal, in its second paragraph, states that the NYSE, "recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management." The Proposal continues by emphasizing how direct communications between shareholders and non-management directors would help achieve that aim. Even were scrutiny limited to the "Resolved" clause, that clause explicitly refers to "the applicable standard adopted by the New York Stock Exchange Board of Directors." That NYSE release was titled "Corporate Governance Rule Proposals," and deals with corporate governance from its opening sentence. The Proposal thus relates only to communications on matters of corporate governance. Indeed, in light of that consistent narrow focus, the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

This issue is a novel one of substantial public interest. It is novel because even as there have been dramatic changes in the law and regulations affecting the role and powers of independent directors, there is no Commission precedent from the post-Enron era that addresses the issue of communications with those directors. At the same time, the Commission has continued to recognize the intense public interest in strengthening the checks upon management. It recently set as priorities: reviewing the proxies rules to improve corporate governance; and ensuring that independent directors, such as those serving on audit committees, have access to all information they need.

On that first priority, the SEC has just issued a press release "Commission to Review Current Proxy Rules and Regulations to Improve Corporate Democracy," 2003-46, April 14, 2003, announcing that the SEC had "directed the Division of Corporation Finance to examine current proxy regulations and develop possible changes to those regulations to improve corporate democracy." According to that release, Chairman William Donaldson stated that "the time has come for a thorough review of the proxy rules and regulations to ensure that they are serving the best interests of today's investors, while at the same time, fostering sound corporate governance and transparent business practices." Commission review of these No-Action letters on corporate governance communications would further those ends. Review would help ensure that the shareholders' voice is heard, first at annual meetings, and later by those charged with overseeing management's governance and business practices.

On that second priority, in an April 9, 2003 Final Rule Release, "Standards Relating to Listed Company Audit Committees," No. 33-8220, the Commission once again emphasized the need for a free flow of information for audit committees, as they provide "a forum separate from management in which auditors and other interested parties can candidly discuss concerns." The Release added:

> Since the audit committee is dependent to a degree on the information provided to it by management and internal and outside auditors, it is imperative for the committee to cultivate open and effective channels of information. Management may not have the appropriate incentives to self-report all questionable practices. . .

Id. The reasoning is generally applicable to non-management directors, in the varied oversight roles in which they serve, and for all of which they need broad access to unfiltered information.

The Funds submit that in light of both of those recent developments, the Commission should consider whether the first precedent of this new regulatory era on communications with independent directors should be one that allows companies to bar a vote on establishing channels of communications to convey corporate governance concerns to those directors.

The Funds respectfully request that the Division present the appeal on this issue of corporate governance to the full Commission for decision.

Sincerely,

Richard S. Simon

Cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP

Paul C. McCoy, Esq.
Pillsbury Winthrop LLP